Filed pursuant to Rule 424(B)(3)
File No. 333-158951
Supplement No. 1 to Prospectus

Attached hereto and incorporated by reference herein is a Current Reports on Form 8-K which we filed with the Securities and Exchange Commission on July 29, 2010.  This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated July 1, 2010 with respect to the sale of 4,254,682 shares of our common stock by certain selling shareholders, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this supplement is July 29, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 23, 2010

LIVE CURRENT MEDIA INC.
(Exact name of Registrant as specified in charter)

Nevada (State or other jurisdiction of incorporation)	000-29929 (Commission File Number)	88-0346310 (IRS Employer Identification Number)

780 Beatty Street, Suite 307
Vancouver, British Columbia V6B 2M1
(Address of principal executive offices)

Registrant’s telephone number, including area code: (604) 453-4870

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2 below).

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(e)-4(c))

Item 3.02.	Unregistered Sales of Equity Securities.

On July 23, 2010 we completed the first closing of an offering of units.  Each unit consisted of 50,000 shares of our common stock and a 2 year warrant to purchase 50,000 shares of our common stock at an exercise price of $0.15 per share.  The purchase price for each unit was $5,000 and we sold a total of 74 units to 6 accredited investors for total proceeds of $370,000.

We relied on Rule 506 of Regulation D promulgated under the Securities Act of 1933 to make the offer.  As noted above, all of the investors were accredited investors and the securities were sold without any form of general solicitation or general advertising.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 27, 2010, Mark Melville resigned as our President and Chief Corporate Development Officer.  We reported on June 18, 2010 that Mr. Melville would continue to act in these capacities through September 30, 2010.  Instead, with the appointment of Paul W. Morrison as our President and Chief Operating Officer as described herein, Mr. Melville will provide consulting services to us through September 30, 2010 to assist with the management transition.

On July 27, 2010 Paul W. Morrison was appointed as our President and Chief Operating Officer and as the Chief Executive Officer of Perfume.com, Inc.

Mr. Morrison, age 44, was one of the founders of OmniReliant Holdings in October 2006 and was later appointed as the Chief Executive Officer and a director, positions he held until January 2010.  OmniReliant Holdings builds successful brands by leveraging television and multi-channel digital marketing, media assets and e-commerce properties.  From September 2005 to October 2006, Mr. Morrison was the Chief Operating Officer of WG Products Inc., where he oversaw contract fulfilment operations for companies such as Liz Claiborne Cosmetics.  During that time, he implemented a warehousing and distribution model and a move into a new facility that resulted in a doubling of sales and a more sustainable business.  From October 2002 to March 2005, Mr. Morrison was the Operational Manager of Wyeth Pharmaceuticals, where he oversaw production of the Prevnar Vaccine division.  Mr. Morrison graduated from Rutgers University with a bachelor of science degree in Business Management.  He also served in the United States Air Force.

There is no family relationship between Mr. Morrison and our executive officers and directors.

Mr. Morrison participated in the unit offering described above at Item 3.02.  He purchased 10 units at a cost of $50,000, purchasing 500,000 shares of common stock and a warrant for the purchase of 500,000 shares of common stock.  Other than the foregoing, there have been no transactions since January 1, 2008, and there are no proposed transactions, in which Mr. Morrison and we are, or will be, participants and the amount involved will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years.

Mr. Morrison currently has a 1 year employment agreement with us that is dated and is effective as of July 23, 2010 but was entered into on July 27, 2010.  Pursuant to that agreement, Mr. Morrison will receive an annual salary of $130,000.  Beginning August 1, 2011, Mr. Morrison will receive an annual cost of living increase, provided the term of the agreement is extended.  If approved by the board of directors and in its discretion, Mr. Morrison may also receive a cash bonus equal to 50% of his annual salary.  We granted an option to Mr. Morrison to purchase 1 million shares of our common stock.  The right to purchase 333,334 shares vests on the first anniversary of the date of the agreement and thereafter, subject to the renewal of the agreement at the end of the term, the right to purchase 83,333 shares will vest on the last day of each successive three-month period.  If Mr. Morrison is terminated without cause or dies or the agreement is not renewed for at least one subsequent one year term, all unexercised options that would have vested in the twelve month period immediately following the termination without cause or non-renewal will become exercisable. The option has a term of five years.  Mr. Morrison will also be granted a number of shares of common stock in Perfume.com Inc. that on a fully diluted basis will be equal to 5% of the outstanding shares.  We agreed to provide to Mr. Morrison benefits comparable to the benefits we provide from time to time to our management and other employees.  We have also agreed to pay the costs of continuing Mr. Morrison’s health insurance coverage at group rates under COBRA until we can provide him with health insurance coverage.  We have agreed that in the event Mr. Morrison is made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by us against Mr. Morrison), by reason of the fact that Mr. Morrison is or was serving at our request as a director, officer, employee, or agent or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, we must indemnify Mr. Morrison against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by Mr. Morrison in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and with respect to any criminal action or proceeding had no reasonable belief that his conduct was unlawful.  If we terminate the agreement without cause, we have agreed to pay to Mr. Morrison the lesser of six months salary or the salary payable until the end of the term of the agreement and, if a bonus has been declared by the board of directors, the bonus amount.  In the event of a change of control, Mr. Morrison may resign his employment by giving us written notice within 60 days following the date of occurrence of the change of control.  In that event, Mr. Morrison will be deemed to have been terminated without cause.  If Mr. Morrison’s employment is terminated due to his disability, he will also be deemed to be terminated without cause, although any compensation paid to him will be reduced by the amount of disability benefits paid to Mr. Morrison through any policy paid for by us.  Mr. Morrison has agreed, following the termination of his employment, not to accept employment with a company that sells perfume over the internet for a period of 12 months.

On July 29, 2010, we executed the Third Amendment to the employment agreement we entered into with C. Geoffrey Hampson.  Pursuant to the Third Amendment, Mr. Hampson’s annual salary was reduced from CAN$120,000 per year to CAN$1 per year as of July 23, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVE CURRENT MEDIA INC.

By:	/s/ C. Geoffrey Hampson
C. Geoffrey Hampson
Chief Executive Officer
Dated: July 29, 2010